09057456

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2009
Washington, DC
110

SEC FILE NUMBER
8- 50648

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hudson Heritage Capital Mgmt., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1392 Albany Post Road
(No. and Street)

Croton-on-Hudson, New York 10520
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dominick T. Sciandre 914-271-8102
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weissner & Blick, P.C.
(Name – *if individual, state last, first, middle name*)

100 South Highland Avenue Ossining, New York 10562
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dominick T. Scianandre, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hudson Heritage Capital Management, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JOYCE A. FISHER
Notary Public, State of New York
No. 01FI4815088
Qualified in Westchester County
Commission Expires 6-30-10

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HUDSON HERITAGE CAPITAL MANAGEMENT INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2008

HUDSON HERITAGE CAPITAL MANAGEMENT INC.

TABLE OF CONTENTS

AUDITED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2008

WEISSNER & BLICK, P.C.
Certified Public Accountants
100 South Highland Avenue
Ossining, New York 10562

Michael D. Weissner, CPA
Michael J. Blick, CPA

(914) 945-0900
FAX (914) 945-0908

Report of Independent Auditors

To the Board of Directors and Stockholders of
Hudson Heritage Capital Management, Inc.

We have audited the accompanying balance sheet of Hudson Heritage Capital Management, Inc. (an S Corporation) as of December 31, 2008 and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hudson Heritage Capital Management, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Weissner & Blick, P.C.

Ossining, New York
February 26, 2009

WEISSNER & BLICK, P.C.
Certified Public Accountants
100 South Highland Avenue
Ossining, New York 10562

Michael D. Weissner, CPA
Michael J. Blick, CPA

(914) 945-0900
FAX (914) 945-0908

Independent Auditor's Report on Material Changes or Inadequacies

To the Board of Directors
Hudson Heritage Capital Management, Inc.
Croton-On-Hudson, New York

We have audited the balance sheet of Hudson Heritage Capital Management, Inc. as of December 31, 2008 and the related statements of income and retained earnings, and cash flows for the year then ended. In addition, we audited the overall operations of Hudson Heritage Capital Management, Inc.'s management, ownership and internal controls.

In performing our audit, we found no material changes or inadequacies in accounting procedures; no material changes or inadequacies in internal control procedure; no material changes or inadequacies in the calculation of net capital. In addition, the ownership and the management of Hudson Heritage Capital Management, Inc. have not changed from the prior year or since the formation of the Corporation.

In our opinion, no material changes or inadequacies were found to exist or found to have existed since the date of the previous audit. The financial statements referred to above present fairly, in all material respects, the financial position of Hudson Heritage Capital Management, Inc. as of December 31, 2008, and the results of its operations for the year then ended, in conformity with generally accepted accounting principles.

Weissner & Blick, P.C.

Certified Public Accountants
State of New York

Ossining, New York
February 26, 2009

HUDSON HERITAGE CAPITAL MANAGEMENT INC.
BALANCE SHEET
DECEMBER 31, 2008

ASSETS

Current Assets	
Cash - Checking	$ 4,066
Cash - Savings	5,243
Money Market	88,114
Total Cash	97,423
Prepaid Corporation tax	1,920
Prepaid Insurance	17,145
Total Current Assets	116,488
FIXED ASSETS	
Computer Equipment	28,743
Computer Software	7,055
Furniture & Equipment	27,959
Less: Accumulated Depreciation	(59,601)
Total Fixed Assets	4,156
TOTAL ASSETS	$ 120,644

LIABILITIES & SHAREHOLDERS' EQUITY

Liabilities	
Accrued Liabilities	$ 36,659
Corporation tax payable	300
Simple Plan Liability	1,218
TOTAL LIABILITIES	38,177
Shareholders' Equity	
Common Stock	2,000
Paid in Capital	20,000
Retained Earnings	60,467
TOTAL SHAREHOLDERS' EQUITY	82,467
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 120,644

See Independent Accountants' Audit Report and Notes to Financial Statements

HUDSON HERITAGE CAPITAL MANAGEMENT INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUE	
Fees	$ 436,198
Commissions	33,813
Management Fee	85,000
Other Income - Life & Annuity	61,992
Interest	786
TOTAL REVENUE	617,789
OPERATING EXPENSES	
Commissions	196,671
Payroll Expenses & Pension	347,495
Office Services	599
Rent	23,397
Automobile Expenses	15,122
Utilities & Telephone	10,822
Depreciation	4,117
Computer Software	10,202
Insurance	21,920
Equipment Rental & Repair	6,895
Office Supplies, Postage & Printing	8,609
Taxes, Licenses & Registrations	8,694
Legal & Professional	4,250
Professional Development	4,787
Miscellaneous	917
TOTAL OPERATING EXPENSES	664,497
NET INCOME BEFORE INCOME TAXES	(46,708)
INCOME TAX	1,134
NET INCOME	(47,842)
RETAINED EARNINGS - BEGINNING OF YEAR	108,309
RETAINED EARNINGS - END OF YEAR	$ 60,467

See Independent Accountants' Audit Report and Notes to Financial Statements

HUDSON HERITAGE CAPITAL MANAGEMENT INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

OPERATING ACTIVITIES	
Net Loss	$ (47,842)
Expenses not requiring the use of cash:	
Depreciation	4,117
Changes in operating assets and liabilities	
Decrease (Increase) in Prepaid Expenses	(1,852)
Increase (Decrease) in Taxes Payable	(2,300)
Increase (Decrease) in Accrued Expenses	(13,510)
Increase (Decrease) in Simple Plan Liability	649
Net Cash Provided from Operating Activities	(60,738)
INVESTING ACTIVITIES	
Purchase of Fixed Assets	0
INCREASE (DECREASE) IN CASH	(60,738)
BEGINNING CASH	158,161
CASH AT YEAR END	$ 97,423

See Independent Accountants' Audit Report and Notes to Financial Statements

NOTE 1 - BUSINESS ORGANIZATION

Hudson Heritage Capital Management, Inc. (the "Company") was incorporated October 1, 1997 in New York. The company's primary source of revenue is derived from commissions earned from the sale of mutual funds, municipal securities for Section 529 plans, variable life insurance or annuities and investment advisory services. The Company operates as a Financial Industry Regulatory Authority (FINRA) member firm and is a registered investment advisory firm. The Company and its owners are licensed with the FINRA. As of December 31, 2008, all registration fees and required filings have been made to the FINRA and the related state securities authorities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FINANCIAL STATEMENTS

The Company maintains its books and the accompanying financial statements have been prepared on the accrual basis of accounting. Accordingly, revenue is recognized when earned and expenses when incurred.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost. Depreciation is calculated on both the straight line and accelerated methods over the estimated useful life of the assets.

INCOME TAXES

The Company with the consent of its shareholders has elected S Corporation status for Federal and New York State income tax purposes. As such, the stockholders of the Company are required to include the Company's taxable income on their individual income tax returns. Accordingly, there is no provision for Federal and New York State income taxes. The Company also does business in New Jersey, where S Corporation status has not been elected. Therefore New Jersey Corporation taxes of $834 have been deducted in these financial statements.

NET CAPITAL COMPUTATION

As of December 31, 2008, the Company's net capital is $59,246. The Company's excess net capital was $54,246 over the minimum requirements. Its Aggregated Indebtedness was $38,177, and its ratio of Aggregated Indebtedness to net capital was 64%. This was computed pursuant to SEC Rule 15c3-1.

RELATED PARTY INCOME

Included in these financial statements is a management fee of $85,000 for common plant and administrative expenses received from an entity having 100% common ownership.

HUDSON HERITAGE CAPITAL MANAGEMENT INC.
STATEMENT OF NET CAPITAL
PURSUANT TO SEC RULE 15c3-1
DECEMBER 31, 2008

Total Assets	$ 120,644
Less: Total Liabilities	(38,177)
Net Worth	82,467
Less: Non-allocated Assets	(23,221)
Current Capital	59,246
Less: Haircuts	0
Net Capital	59,246
Less: Required Capital	(5,000)
Excess Net Capital	$ 54,246

Aggregated Indebtedness	$ 38,177
Aggregated Indebtedness to Net Capital	64%

HUDSON HERITAGE CAPITAL MANAGEMENT INC.
STATEMENT OF CHANGES IN OWNERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

SHAREHOLDERS' EQUITY - January 1, 2008	
Common Stock	$ 2,000
Paid in Capital	20,000
Retained Earnings	108,309
TOTAL SHAREHOLDERS' EQUITY - January 1, 2008	130,309
ADDITIONS TO SHAREHOLDERS' EQUITY	
Net Loss for the year ended December 31, 2008	(47,842)
DEDUCTIONS TO SHAREHOLDERS' EQUITY	
Distributions	0
SHAREHOLDERS' EQUITY - December 31, 2008	$ 82,467

HUDSON HERITAGE CAPITAL MANAGEMENT INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATE
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2008

BALANCE AS OF JANUARY 1, 2008	$ 0
INCREASE DURING THE TWELVE MONTHS ENDED DECEMBER 31, 2008	(NONE)
DECREASE DURING THE TWELVE MONTHS ENDED DECEMBER 31, 2008	(NONE)
BALANCE AS OF DECEMBER 31, 2008	$ 0

NOTE: NO LIABILITIES SUBORDINATE TO CLAIMS OF GENERAL CREDITORS EXISTED AT JANUARY 1, 2008 AND NO LIABILITIES SUBORDINATE TO CLAIMS OF GENERAL CREDITORS EXISTED AT DECEMBER 31, 2008.